NewsRelease TC Energy declares quarterly dividends CALGARY, Alberta – Aug. 1, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that its Board of Directors (Board) declared a quarterly dividend of $0.96 per common share for the quarter ending Sept. 30, 2024, on the Company’s outstanding common shares. The common share dividend is payable on Oct. 31, 2024, to shareholders of record at the close of business on Sept. 27, 2024. The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows: • For the period up to but excluding Sept. 27, 2024, payable on Sept. 27, 2024, to shareholders of record at the close of business on Sept. 4, 2024: o Series 1 (TRP.PR.A) - $0.2174375 per share o Series 2 (TRP.PR.F) - $0.4221803 per share o Series 3 (TRP.PR.B) - $0.105875 per share o Series 4 (TRP.PR.H) - $0.3823989 per share • For the period up to but excluding Oct. 30, 2024, payable on Oct. 30, 2024, to shareholders of record at the close of business on Oct. 2, 2024: o Series 5 (TRP.PR.C) - $0.1218125 per share o Series 6 (TRP.PR.I) - $0.3889262 per share o Series 7 (TRP.PR.D) - $0.3740625 per share o Series 9 (TRP.PR.E) - $0.235125 per share • For the period up to but excluding Aug. 30, 2024, payable on Aug. 30, 2024, to shareholders of record at the close of business on Aug. 15, 2024: o Series 11 (TRP.PR.G) - $0.2094375 per share These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents. Common shares purchased with reinvested cash dividends under TC Energy’s Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. EXHIBIT 99.1

FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522